Exhibit 8.1

Company Name	Jurisdiction of Incorporation	Ownership %
DragonWave Corp.	Delaware	100%
DragonWave S.à r.l.	Luxembourg	100%
DragonWave Mexico S.A. de C.V.	Mexico	DWI 99.9%, DWC 0.1%
DragonWave Pte. Ltd.	Singapore	100%
DragonWave Telecommunication Technology (Shanghai) Co., Ltd.	China	100%
DragonWave India Private Limited	India	100%
DragonWave HFCL India Private Limited	India	50.1%